December 17, 2009

VIA EDGAR AND FACSIMILE

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:	Granite Construction Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed October 29, 2009
Definitive Proxy Statement
Filed April 3, 2009
File No. 001-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated November 9, 2009 conveying additional comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2008, our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 and our definitive proxy statement filed on April 3, 2009, following our response dated September 4, 2009 to the Staff’s initial letter of comment dated August 13, 2009. Based on our November 12, 2009 communication with the Staff this response should be considered timely. Portions of this response reflect our telephone conversation of December 1, 2009 with Tracey McKoy, Melissa Rocha, Sherry Haywood and a subsequent telephone conversation with George Schuler of the Staff.

For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Valuation of Real Estate Held for Development and Sale and other Long Lived Assets, page 21

1.
We note your response to comment 1 in our letter dated August 13, 2009, implying that 15% of your annual revenues are derived from sales of aggregate products to third parties.  While sales to third parties are not the major portion of your business or considered a significant part of your construction business, aggregate product sales are material and Industry Guide 7 disclosure is necessary.  In addition, your partial disclosure of aggregate reserves sufficient for several years also requires further clarification.  The materiality review does not address the potential vertical integration issue, which includes that portion of the raw materials provided to Granite West’s construction projects by your captive facilities.  In future filings please include the appropriate Industry Guide 7 disclosure for your mining properties.  Please segregate these facilities by salable product or source material such as sand & gravel, hard rock, limestone, etc and with the large number of facilities, you may wish to aggregate them based on business unit, geographic location, region or state.  Please show us in your supplemental response what the revisions will look like.

Response:

We acknowledge the Staff’s comment and will revise future annual filings to contain disclosures consistent with the following:

Item 2. Properties

We have 46 active and 40 inactive quarry properties available for the extraction of sand & gravel and hard rock, all of which are located in the western United States. All of our quarries are open-pit and are primarily accessible by road. We process aggregates into construction materials for internal use and for sale to third parties. The following map shows the approximate locations of our permitted quarry properties as of December 31, 2008.

We estimate our permitted proven1 and probable2 aggregate reserves to be 753 million tons with an average permitted life of approximately 41 years at present operating levels. Present operating levels are determined based on annual aggregate production rates of 18.8 million tons per year. These reserve estimates were made by our geologists and engineers based primarily on drilling studies. Our plant equipment is powered mostly by electricity provided by local utility companies.

1Proven reserves are determined through the testing of samples obtained from closely spaced subsurface drilling and/or exposed pit faces. Proven reserves are sufficiently understood so that quantity, quality, and engineering conditions are known with sufficient accuracy to be mined without the need for any further subsurface work. Actual required spacing is based on geologic judgment about the predictability and continuity of each deposit.

2Probable reserves are determined through the testing of samples obtained from subsurface drilling but the sample points are too widely spaced to allow detailed prediction of quantity, quality, and engineering conditions. Additional subsurface work may be needed prior to mining the reserve.

The following tables present information about our quarry properties as of December 31, 2008:

	Type
Quarry Properties	Sand & Gravel	Hard Rock	Permitted Aggregate Reserves (tons)	Unpermitted Aggregate Reserves (tons)	Average Annual Production Rate (tons)	Average Reserve Life
Owned quarry properties	31	8	414.2 million	539.1 million	10.2 million	42 years
Leased quarry properties (1)	29	18	339.2 million	565.4 million	8.6 million	39 years

(1) Generally our leases have expiration dates which range from 5 to 50 years with the majority having the option to renew.

		Tonnage of Permitted Reserves for each product type (in 000s)		Percentage of Permitted Reserves owned and leased
State	Number of Properties	Sand & Gravel	Hard Rock	Owned	Leased
California	48	210,393	265,117	50%	50%
Non-California	38	171,831	106,074	57%	43%
	86	382,224	371,191	53%	47%

2.
We have read your response to comment 5 from our letter dated August 13, 2009 and proposed future disclosure. You discuss the need to provide additional funding to your real estate investments in the future if upon renewal of mortgage debt, your banks require you to do so.  You further discuss the possibility of having to consolidate additional real estate investments if your partners are unable to make their required contribution.  Please tell us and disclose in future filings, any current discussions with banks to renew or refinance any current mortgage debt.  To the extent providing additional funding is probable, please quantify the impact that consolidating these investments would have on your operations and liquidity.  You disclose in your Form 10-Q for the quarter ending September 30, 2009 that you have had to provide additional funding of $4.3 million to your real estate investments.  Please tell us and disclose in the future filings the impact this additional funding had on the accounting for these investments and the impact on your operations and liquidity.

Response:

We acknowledge the Staff’s comment and note that Granite Land Company’s (“GLC”) real estate entities routinely utilize short term debt financing for their development activities. Our real estate entities typically replace certain types of loans with new debt under terms which reflect the evolving nature of the real estate projects as they progress through acquisition, entitlement and development. Accordingly, our real estate entities are typically involved in the negotiation of several loans and loan modifications at any given time. Modification of loan terms may include changes in loan-to-value ratios resulting in GLC’s real estate entities repaying portions of the debt. Such repayments do not constitute a reconsideration event as defined by FIN 46(R).

As noted in our Form 10-Q for the quarter ended September 30, 2009 page 40, we contributed $4.3 million to our real estate entities during the nine months ended September 30, 2009 to facilitate debt refinancing. If our partner(s) in an unconsolidated entity are unable to make their proportional investment, GLC may negotiate to invest additional amounts in that entity. Such an additional investment may constitute a reconsideration event under FIN 46(R) and could result in consolidation of the entity. When such events occur, they are disclosed such as in Form 10-K for 2008 page F-20 and Form 10-Q for the quarter ended June 30, 2009 page 14. Information regarding our unconsolidated real estate entities is shown in our Form 10-Q for the quarter ended September 30, 2009 page 17. As of September 30, 2009 we did not expect to consolidate any additional real estate entities, nor did we expect future contributions to GLC’s real estate entities to have a material impact on our operations or liquidity. In future filings we will continue to disclose events related to the financing of GLC’s real estate entities that have a significant impact on our operations or liquidity.

Additionally, your response to comment 5 and proposed disclosures acknowledges the current real estate market and how it continues to show weakness and illiquidity, however you state that you regularly review the recoverability of your real estate assets and no further impairment has been necessary since December 31, 2008.  Tell us and revise future filings to discuss what consideration was given to performing an interim impairment analysis at June 30, 2009 under SFAS 144.  In light of your recent impairment charges and the continued economic slowdown and tightening of capital markets relative to real estate investments, tell us how you determined that these assets are recoverable.

Response:

We acknowledge the Staff’s comment and clarify for the Staff that our proposed disclosure does not imply that we have had no additional impairment charges since December 2008, but what the proposed revisions to our critical accounting estimates would look like in future filings using the December 31, 2008 Form 10-K as an example.

In accordance with SFAS 144, an asset is tested for recoverability during interim periods when events and circumstances warrant such testing. As noted in our critical accounting estimates, circumstances that could trigger an interim impairment review include, but are not limited to, significant decreases in the market price of an asset, significant adverse legal or business climate changes, current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset. Each quarter, GLC updates its real estate entities’ business plans and forecasts. Changes to these business plans or forecasts could indicate a triggering event, in which case, an impairment analysis would be performed. During 2009, circumstances warranted impairment charges of $1.0 million for the quarter ended June 30, 2009 and $0.7 million for the quarter ended September 30, 2009.

Revenue, page 22

3.
We have read your response to comment 6 from our letter dated August 13, 2009.  As noted in our previous comment, you state that decreases in private sector and materials revenues for your Granite West segment were driven by ongoing contraction of credit markets and residential construction in all geographic areas in which Granite West operates.  To clarify, our comment was asking how the significant downturn in residential markets impacted both Granite West and Granite East, specifically quantifying the impact on sales, operations and liquidity for each of these segments.  You clarified in your response that residential development is not an element of your public sector work as it only relates to private sector work.  Since you have private sector work in both of your reporting segments, please address how any decreases in private sector work (e.g. residential construction) has impacted your segment operations.

Response:

We acknowledge the Staff’s comment and would like to clarify the following:

While our management information systems capture work type, they do not capture industry specific data. Hence we are unable to quantify the specific impact on our private sector revenues related to the downturn in residential construction activity. A noticeable impact that the downturn is having on Granite West is increased bidding competition in the public sector markets due to the lack of available private sector work. As a result, both revenue and backlog are down.

Our private sector work in Granite East was primarily related to one contract associated with the construction of a mass transit facility which is nearly complete.

Liquidity and Capital Resources, page 35

4.
We have read your response to comment 8 from our letter dated August 13, 2009.  We note your disclosure on page 29 that the $8.4 million provision for doubtful accounts is primarily related to Granite West private sector receivables from real estate developers.  However, your disclosure does not address why these receivables were assessed as uncollectible and the facts and circumstances surrounding the increase in the provision.  You state that you do not believe the increase in your provision is a current indicator of an adverse trend that will have an impact on your liquidity.  However, without full disclosure of the underlying reason of why the receivable was assessed as uncollectible and the factors you considered in concluding that this was not an indicator of an adverse trend, an investor would not be able to reach that same conclusion.  Given the economic environment we continue to urge you to consider disclosure of the underlying reasons for material changes in your allowance for doubtful accounts and the impact to current and future liquidity.

Response:

We acknowledge the Staff’s comment and note for the Staff that our bad debt expense has historically been and continues to be an insignificant amount relative to total revenues: 0.02% in YTD 2009, 0.41% in 2008, 0.14% in 2007 and 0.01% in 2006. While the change from 2007 to 2008 was relatively large in percentage terms, this change was primarily related to one customer not paying according to the contract terms. In accordance with our policy, we reserved $4.5 million in the third quarter of 2008, which was immaterial to Granite’s liquidity. A significant portion of this amount was collected in 2009 as disclosed in our Form 10-Q for the quarter ended September 30, 2009 page 35.

In future filings, if applicable, we will disclose any adverse trends or material changes identified in the collectability of our accounts receivable and the related impact on our liquidity.

Form 10-Q for the Fiscal Period Ended September 30, 2009

Note 3 – Changes in Accounting Estimates, page 9

5.
We note you have gross profit adjustments from changes in project cost estimates of $74.5 million for the nine months ended September 30, 2009.  Please revise MD&A in future filings to discuss the impact these adjustments had on margins, net income and EPS and the impact you anticipate these adjustments to have on future periods.  We remind you that paragraph 22 of SFAS 154 requires disclosure of the effect of significant revisions if the effect is material.  The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indictor), and any related per-share amounts of the current period should be disclosed for a change in estimate that affects several future periods.  If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.  Please revise future filings as applicable.  Refer to paragraph 84 of SOP 81-1 for guidance.

Response:

We acknowledge the Staff’s comment and in response, provide the following explanation to specific excerpts from SOP 81-1 paragraph 84 (excerpts shown in italics):

Although estimating is a continuous and normal process for contractors, FASB Statement No. 154, paragraph 22 requires disclosure of the effect of significant revisions if the effect is material.

The $74.5 million is the cumulative effect of changes in estimates of project profitability on numerous construction projects in progress. Our gross profit related to construction contracts can vary with changes in project uncertainties and contract modifications in the normal course of business. We have disclosed the net effect of significant changes to estimates including the number and range of individual construction projects impacting gross profit by $1.0 million or more. See Note 3, page 9 Form 10-Q for the quarter ended September 30, 2009. We believe we have provided appropriate disclosure regarding material changes as required in FASB Statement No. 154, paragraph 22.

The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current periods shall be disclosed for a change in estimate that affects several future periods.

As noted above, estimating is a continuous process for construction contracts and we account for changes in estimates using the cumulative catch-up option from SOP 81-1 paragraph 83. Under this option, revisions to estimates are accounted for in their entirety in the period of change so that the accounting in future periods is as if the revised estimate had been the original estimate. At any current period end, we have no changes in estimates that are reasonably certain to impact future periods. Therefore, disclosures regarding the effects of estimates affecting several future periods is not applicable.

Where appropriate, we will enhance future MD&A disclosure to address changes in estimates affecting gross profit comparable to our disclosure in Note 3.

Note 8 – Construction of Line Item Joint Ventures, page 14

6.
We note your response to prior comment 11 with regards to your partner’s proportionate share of unconsolidated construction joint ventures.  We note that your partner’s proportionate share was $482.9 million at December 31, 2008, $409.0 million at June 30, 2009 and has increased to $984.2 million at September 30, 2009.  Please tell us why your partner’s proportionate share increased so significantly during the three months ending September 30, 2009 and tell us whether this amount represents your maximum exposure on the underlying arrangements and contracts.  Please provide us with a draft of your proposed disclosure for future filings.

Response:

We acknowledge the Staff’s comment and note that for the period ended September 30, 2009 the increase in our partners’ proportionate share of unconsolidated construction joint venture contracts was the result of recently awarded large contracts. With respect to the Staff’s request, we are unable to accurately quantify our maximum exposure on the underlying arrangements and contracts due to the uncertainties associated with the nature of our work.

In future filings, we will clarify our disclosure to contain language consistent with the following:

At September 30, 2009, we had approximately $1.6 billion of construction work to be completed on unconsolidated construction joint venture contracts of which $581.9 million represented our portion and the remaining $984.2 million represented our partners’ proportionate share. Due to the joint and several liability of our joint venture arrangements, if one of our many joint venture partners fails to perform, we and the remaining joint venture partners, would be responsible for completion of the outstanding work. As of September 30, 2009, we are not aware of situations that would require us to fulfill responsibilities of our joint venture partners pursuant to the joint and several liability under our contracts.

Definitive Proxy Statement

7.
We note your response to comment 21 in our letter dated August 13, 2009.  We also note disclosure on page 13 that the Compensation Committee considered market median compensation levels for all elements of compensation, i.e. base salary, short and long term incentives and total direct compensation in setting executive compensation levels.  We also note that you have combined information on short and long term incentives with other elements on compensation.  Please revise to disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

We acknowledge the Staff’s comments and provide the following additional information:

For purposes of setting base compensation, our Compensation Committee considers a targeted percentile range of peer group data for named executive officers (“NEOs”). Over the past two years, the Committee has been transitioning from a range near the 25th percentile to one near the 50th percentile. For other elements of compensation such as the annual cash incentive and restricted stock awards, the peer group median was used only as one point of reference in setting compensation limits. Other factors considered were retention needs, individual performance, tenure and the potential to improve business performance.

The tables below provide specific compensation information for the NEOs:

Base Salary (in thousands)
	Market Data 50th Percentile	Approved Limit (1)	Actual	Actual Variance from 50th Percentile	Actual Variance from Approved Limit
William G. Dorey	$809	$500	$500	-38%	0%
President & Chief Executive Officer

LeAnne M. Stewart	$394	$360	$330	-16%	-8%
Senior Vice President & Chief Financial Officer

Mark E. Boitano	$561	$400	$400	-29%	0%
Executive Vice President & Chief Operating Officer

James H. Roberts	$340	$300	$300	-12%	0%
Senior Vice President & Granite West Manager

Michael F. Donnino	$333	$300	$300	-10%	0%
Senior Vice President & Granite East Manager

Total Cash Compensation (2) (in thousands)
	Approved Limit (1)	Actual	Actual Variance from Approved Limit
William G. Dorey	$1,200	$1,130	-6%
President & Chief Executive Officer

LeAnne M. Stewart	$600	$528	-12%
Senior Vice President & Chief Financial Officer

Mark E. Boitano	$900	$850	-6%
Executive Vice President & Chief Operating Officer

James H. Roberts	$650	$633	-3%
Senior Vice President & Granite West Manager

Michael F. Donnino	$600	$570	-5%
Senior Vice President & Granite East Manager

Total Direct Compensation (3) (in thousands)
	Approved Limit (1)	Actual	Actual Variance from Approved Limit
William G. Dorey	$2,500	$2,430	-3%
President & Chief Executive Officer

LeAnne M. Stewart	$1,200	$1,078	-10%
Senior Vice President & Chief Financial Officer

Mark E. Boitano	$1,800	$1,750	-3%
Executive Vice President & Chief Operating Officer

James H. Roberts	$1,300	$1,235	-5%
Senior Vice President & Granite West Manager

Michael F. Donnino	$1,200	$1,060	-12%
Senior Vice President & Granite East Manager

Note:
(1) Approved limit represents the maximum amount approved by the Compensation Committee
(2) Total cash compensation includes base salary plus annual cash incentive
(3) Total direct compensation includes total cash compensation plus restricted stock awards

All NEOs base salary levels were below the market data 50th percentile as a result of the transition process described above. Significant variances (10% or greater) from the approved limit for the other elements of compensation were as follows:

•  The Chief Financial Officer’s base, total cash and total direct compensation varied from the approved limits in that she was only employed for eleven months in 2008.

•  The Granite East Manager’s total direct compensation was below the approved limit because he did not meet all of his performance objectives.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

    Very truly yours,

    /s/ LeAnne M. Stewart
    Senior Vice President and
    Chief Financial Officer

cc:	Tracey McKoy, Staff Accountant, Securities and Exchange Commission
William G. Dorey, Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit Committee, Granite Construction Incorporated
Michael A. Jerome, PricewaterhouseCoopers LLP
Michael Futch, Vice President, General Counsel and Secretary, Granite Construction Incorporated
Dennis C. Sullivan, DLA Piper LLP (US)